Exhibit (a)(5)

For immediate release: October 22, 2010	Contacts: Joan Campion (Media) (212) 733-2798 Joan.Campion@Pfizer.com Suzanne Harnett (Investor) (212) 733-8009 Suzanne.Harnett@Pfizer.com

PFIZER COMMENCES TENDER OFFER FOR

ALL OUTSTANDING SHARES OF KING PHARMACEUTICALS, INC.

NEW YORK, N.Y, October 22 — Pfizer Inc. (NYSE: PFE) today announced the commencement of a tender offer by its wholly owned subsidiary, Parker Tennessee Corp., for all outstanding shares of common stock of King Pharmaceuticals, Inc. (NYSE: KG) for $14.25 per share, net to the seller in cash, without interest thereon and subject to any required withholding taxes. The tender offer is being made pursuant to an Offer to Purchase, dated October 22, 2010, and in connection with the previously announced Agreement and Plan of Merger, dated October 11, 2010, by and among Pfizer, Parker Tennessee Corp. and King.

Today, Pfizer and Parker Tennessee Corp. will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO, containing the Offer to Purchase, form of Letter of Transmittal and related tender offer documents, which set forth in detail the terms and conditions of the tender offer. King will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 setting forth in detail, among other things, the unanimous recommendation of King’s Board of Directors that King’s shareholders accept the tender offer, tender their shares pursuant to the tender offer and, if required by applicable law, approve the Agreement and Plan of Merger and the transactions contemplated thereby. These documents will be mailed to all King shareholders of record.

The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, November 19, 2010, unless the tender offer is extended. Following the completion of the tender offer and, if required, receipt of approval by King’s shareholders, Pfizer expects to consummate a merger of Parker Tennessee Corp. and King in which any shares of King not tendered in the tender offer will be cancelled in exchange for the right to receive the same cash price per share being paid in the tender offer. The tender offer and merger are subject to customary closing conditions, including the acquisition by Pfizer of more than 50% of King’s outstanding shares in the tender offer on a fully diluted basis and the expiration or earlier termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and any applicable foreign antitrust or competition laws. Pfizer and King are targeting a late fourth-quarter 2010 or first-quarter 2011 closing assuming execution of the tender process and receipt of the appropriate regulatory clearances.

The Depositary for the tender offer is American Stock Transfer & Trust Company, LLC, Operations Center, Attn: Reorganization Department, P.O. Box 2042, New York, New York 10272-2042. The Dealer Manager for the tender offer is J.P. Morgan Securities LLC, 383 Madison Ave, 5th Floor , New York, NY 10179. The Information Agent for the tender offer is Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902. The tender offer materials may be obtained at no charge by directing a request by mail to Morrow & Co., LLC or by calling toll-free at (800) 607-0088 or (203) 658-9400, and may also be obtained at no charge at www.pfizer.com and the website maintained by the SEC at www.sec.gov. Additionally, any questions related to the tender offer may be directed to Morrow & Co., LLC at the mailing address or telephone numbers provided above.

Pfizer Inc.: Working together for a healthier world™

At Pfizer, we apply science and our global resources to improve health and well-being at every stage of life. We strive to set the standard for quality, safety and value in the discovery, development and manufacturing of medicines for people and animals. Our diversified global health care portfolio includes human and animal biologic and small molecule medicines and vaccines, as well as nutritional products and many of the world’s best-known consumer products. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as the world’s leading biopharmaceutical company, we also collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, Pfizer has worked to make a difference for all who rely on us. To learn more about our commitments, please visit us at www.pfizer.com.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, to be filed by Pfizer and Parker Tennessee Corp. with the SEC. King will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. These documents will contain important information that should be read carefully before any decision is made with respect to the tender offer. These documents will be mailed to all King shareholders of record.

The Tender Offer Statement on Schedule TO and related materials may be obtained at no charge by directing a request by mail to the Information Agent, Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902, or by calling toll-free at (800) 607-0088 or (203) 658-9400, and may also be obtained at no charge at www.pfizer.com and the website maintained by the SEC at www.sec.gov. Additionally, any questions related to the tender offer may be directed to Morrow & Co., LLC at the mailing address or telephone numbers provided above.

DISCLOSURE NOTICE: This release contains “forward-looking statements” related to the acquisition of King by Pfizer that are not historical facts. Pfizer has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this release include, without limitation, statements regarding the expected timing of the completion of the acquisition of King by Pfizer. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties.

Risks and uncertainties related to the acquisition of King by Pfizer that could cause results to differ from expectations include: uncertainties as to the timing of the transaction; uncertainties as to how many of King’s shareholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; and the risk of shareholder litigation in connection with the transaction.

Pfizer undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this announcement are qualified in their entirety by this cautionary statement.

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